UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays announces Appointment of James E Staley as Group CEO - dated 28 October 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 28, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 28, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

28 October 2015

Barclays PLC

James E. Staley appointed as Group Chief Executive

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Mr James E. Staley (Jes Staley) has been appointed as Group Chief Executive Officer of Barclays. Mr Staley will take up his role, and join the Barclays Boards as a Director, with effect from 1 December 2015.

Mr Staley has nearly four decades of extensive experience in banking and financial services. He worked for over 30 years at J.P. Morgan initially training as a commercial banker, and later advancing to the leadership of major businesses involving Equities, Private Banking and Asset Management, and ultimately heading the company's Global Investment Bank. He is currently Managing Partner of BlueMountain Capital.

Commenting on the appointment, Barclays Chairman John McFarlane said:

"Barclays is an incredibly important, broad and complex business. Appointing an individual with the business scope, seasoning and track record is a difficult challenge. In Jes Staley we believe we have an executive with the appropriate leadership talent and wide-ranging experience to deliver shareholder value and to take the Group forward strategically. In particular, he understands corporate and investment banking well, the re-positioning of which is one of our major priorities. After an extended process, I now know Jes well, and we are in agreement on the way forward. He is a man of enormous integrity, and someone who both understands the business, but also the importance of cultural reform and the need to conduct our business in a way that we can all be proud of. I look forward to working with him in what will be an exciting and important period for our company as we seek to accelerate the delivery of improved shareholder returns."

Commenting today, Barclays Group CEO-Designate Jes Staley said:

"It is an honour to be chosen to lead Barclays, an institution with an extraordinary legacy of 325 years in existence. I look forward to building on this heritage and to working with the company's dedicated and deeply talented employees to deliver the highest quality financial services to the bank's customers and clients, with integrity and skill.

We will be committed to preserving and enhancing the trust that is the foundation of Barclays' reputation. Stability and long-term orientation are cornerstones for this great institution. We must recognise Barclays' special obligation to those principles. We must also continue the focus on shareholder returns which John McFarlane has mandated. Barclays is a very valuable franchise: from its retail and commercial banking presence in the UK, its strength in cards and payments, its strong position in Africa, to its Investment Bank. Maximising the potential of this franchise means building on our competitive advantages and developing new ones in order to generate strong returns on capital. If we do this, increased value for our shareholders will follow at the same time as Barclays' long history of leadership is continued and enhanced."

The appointment of a new Group CEO was overseen by the Barclays Board Nominations Committee, which was chaired by Barclays Deputy Chairman and Senior Independent Director, Sir Michael Rake.

Commenting on behalf of the Board Nominations Committee, Sir Michael Rake said:

"The Nominations Committee has conducted a wide-ranging search process and considered the credentials of multiple strong candidates to be the next Group CEO of Barclays. This is a huge, complex, and challenging role, leading one of the largest and most important financial institutions in the world, and my colleagues and I took the responsibility of finding an outstanding leader for Barclays extremely seriously. We are unanimous in our view that Jes Staley is the right man for that role, we wish him every success, and he will have our full support."

There are no other details that are required to be disclosed in respect of Mr Staley's appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority save as disclosed in this announcement and the Notes to Editors.

ENDS

NOTES TO EDITORS:

For further information please contact:

Investor Relations Kathryn McLeland +44 (0) 20 7116 4943	Media Relations Will Bowen + 44 (0) 203 134 7744

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.home.barclays

Key Compensation arrangements for Jes Staley

Jes Staley's compensation arrangements will reflect his role and responsibilities and are in accordance with the Shareholder approved Directors' Remuneration Policy.

On appointment, Mr Staley will receive the following fixed pay per annum: (i) salary of GBP1,200,000, (ii) role based pay of GBP1,150,000, delivered in shares subject to a holding period with restrictions lifting over five years and (iii) a cash allowance in lieu of pension of 33% of his salary. Mr Staley will also receive standard benefits including medical cover, life assurance, and relocation assistance.

Mr Staley will be eligible to be considered, on an annual basis, for a discretionary incentive award up to a maximum value of 80% of fixed pay, and an award under the Barclays Long Term Incentive Programme up to a maximum value at grant of 120% of fixed pay, or such other maximum values as set out in the Directors' Remuneration Policy, as amended and approved by shareholders from time to time.

On appointment, Mr Staley will be granted a Barclays share award to compensate him for an unvested share award granted to him by JPMorgan Chase & Co. which is forfeited as a result of him starting his new role at Barclays on 1 December 2015. The value at grant of the award will be determined by reference to the JPMorgan Chase & Co. share price on 1 December 2015. Based on the closing share price on 26 October 2015, the value of Barclays shares awarded to Mr Staley would be c. £1.93m.

The Remuneration Committee, comprised of independent Non-Executive Directors, set the remuneration for Mr Staley's role with reference to his individual experience as well as the compensation arrangements at a peer group of global universal banks.

Jes Staley Biography

Jes Staley is currently a Managing Partner of BlueMountain Capital. Jes is also a member of the Firm's Management, Investment and Valuation Committees.

Prior to joining BlueMountain in 2013, Jes spent over thirty years at J.P. Morgan, where he served as CEO of the Investment Bank and also CEO of J.P. Morgan Asset Management. He was a member of the firm's Operating and Executive Committees. During his tenure, Jes led J.P. Morgan's expansion into alternative investments, including its strategic partnership with Highbridge Capital Management.

Jes serves on the Board of Directors of UBS AG, Renewable Energy Trust Capital, Inc, American Century Investments, Alliance Partners, the Robin Hood Foundation, CODE Advisors, the Board of Trustees of Bowdoin College, the Investor Advisory Committee on Financial Markets of the Federal Reserve Bank of New York, and is a member of the Council on Foreign Relations.

Jes holds a B.A. in Economics from Bowdoin College. He is 58 years old and married with two children.